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EXHIBIT 12.1

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before taxes, minority interests and income or loss from equity investees	$91,254	$248,332	$186,119	$88,917	$89,308
Interest expense	372,746	324,471	280,092	242,391	124,180
Distributed income of equity investees	64,046	10,780	42,473	75,318	96,859
Amortization of capitalized interest	2,298	1,815	1,255	716	386

Total earnings(A)	$530,344	$585,398	$509,939	$407,342	$310,733

Fixed charges:
Interest expense	$372,746	$324,471	$280,092	$242,391	$124,180
Capitalized interest	14,479	16,806	16,176	9,893	6,588
Preferred OP Unit distributions	9,312	10,874	9,803	7,020	727

Total fixed charges(B)	$396,537	$352,151	$306,071	$259,304	$131,495

Preferred stock dividends	$85,920	$93,558	$90,331	63,183	53,453
Redemption related preferred issuance costs	7,645	—	—	—	—

Total preferred stock dividends	$93,565	$93,558	$90,331	$63,183	$53,453

Total fixed charges and preferred stock dividends(C)	$490,102	$445,709	$396,402	$322,487	$184,948

Ratio of earnings to fixed charges (A divided by B)	1.34	1.66	1.67	1.57	2.36

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.08	1.31	1.29	1.26	1.68

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APARTMENT INVESTMENT AND MANAGEMENT COMPANY Computation of Ratio of Earnings to Fixed Charges (in thousands)